1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com MARTIN NUSSBAUM martin.nussbaum@dechert.com +1 212 698 3596 Direct +1 212 698 0496 Fax

October 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	Monster Worldwide, Inc.
Preliminary Consent Revocation Statement
Filed October 7, 2016
File No. 001-34209

Dear Mr. Hindin:

On behalf of Monster Worldwide, Inc. (the “Company”), we are today transmitting for filing Amendment No. 1 (the “Amendment”) to the Preliminary Consent Revocation Statement (the “Preliminary Consent Revocation Statement”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 7, 2016.

The Amendment is being filed in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated October 13, 2016 with respect to the Preliminary Consent Revocation Statement. For the Staff’s convenience, the Staff’s comments are set forth below and the Company’s response to each comment is set forth immediately below each numbered comment.

General

1. We refer you to the comment in our letter to you dated October 7, 2016 and reissue the comment with respect to similar disclosure in the consent revocation statement.

U.S. Securities and Exchange Commission Attn: Perry J. Hindin October 14, 2016 Page 2

Response to Comment #1:

The Company acknowledges the Staff’s comment and respectfully submits that the referenced phrase “MNG’s consent solicitation is an attempt to take control of the Company without paying stockholders a control premium” does not state, nor do we believe it implies, that any premium is required by law in a consent solicitation seeking a shareholder’s consent to elect such party’s nominees in connection with a change of control. Instead the intent of the phrase is to draw shareholders’ attention to the fact that the Randstad transaction is offering shareholders a control premium, while the MNG alternative does not provide any compensation to shareholders.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

•	“MNG is putting forth, what we believe is, a hastily-assembled slate of director nominees that has little experience in the recruiting industry.”

•	“…MNG is asking stockholders to reject an all-cash, premium offer in exchange for the hope that an undisclosed strategy, based on flawed and uninformed assumptions, will deliver greater value sometime in the future.” (emphasis added)

Response to Comment #2:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page regarding MNG’s slate of director nominees to characterize the statement as the Company’s belief. The Company has also added further disclosure to the cover page that “Four of the MNG Nominees do not have any experience in the recruiting industry and an additional two have no experience serving on public company boards.”

The Company has also revised the disclosure on page 1 regarding MNG’s assumptions to characterize the statement as the Company’s belief. The Company notes supplementally that its basis for this belief is that MNG has assumed that expense cuts, asset divestiture and reductions in capital expenditure will allow the Company to become more profitable, ignoring that more than $100 million of annual operating expenses have already been cut over the past several years, non-core underperforming assets have already been divested and capital expenditures have already been cut by about 50% over the past several years. The Company further notes that capital expenditures at the current reduced levels are needed for product enhancements to meet current, intensified competition from companies that are owned by substantially larger and better capitalized parents that can afford to compete aggressively on product pricing in pursuit of market share. Further, as we noted in our Schedule 14D-9 filed with the SEC on September 6, 2016, Financial Acquirer F, a private equity firm that expressed interest in the Company after the Merger Agreement with Randstad was publicly announced, terminated its discussions with the Company, citing among other reasons, that the opportunity for cost reductions was not as evident as Financial Acquirer F had previously believed.

3. We note the statement on page 4 that “[u]nder Section 228 of the Delaware General Corporation Law and Article VI, Section 5 of the Bylaws, the MNG Consent Proposals will become effective if valid, unrevoked consents signed by the holders of a majority of the shares of

U.S. Securities and Exchange Commission Attn: Perry J. Hindin October 14, 2016 Page 3

the Common Stock outstanding as of the Record Date are delivered to the Company within 60 days of the earliest-dated consent delivered to the Company and within 60 days of the Record Date.” Such disclosure suggests that this section of the bylaws not only sets forth the Board’s procedures and timelines for the record date for the purpose of “determin[ing] the stockholders entitled to consent to corporate action in writing without a meeting” but also includes a time limit between the record date and when the action by consent may be taken. With a view towards disclosure, please advise whether your disclosure is suggesting that if a record date is established on day 1 but the earliest-dated consent is not delivered until day 40, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date must be delivered to the Company within 20 days of delivery of the earliest-dated consent.

Response to Comment #3:

In response to the Staff’s comment, the Company has removed from the disclosure on pages 4 and 5 the statement that consents must be delivered to the Company within 60 days of the Record Date.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3596.

Sincerely,

/s/ Martin Nussbaum

Martin Nussbaum

CC:	Michael C. Miller
Derek M. Winokur